82-5069

TECHNOVISION SYSTEMS INC.
dba UNISERVE ONLINE
1, 3180 - 262nd St, Aldergrove, British Columbia, V4W 2Z6
Telephone: (604) 856-6281 Fax (604) 856-7655
E-mail gtremain@uniserve.com

SUPPL

NEWS RELEASE

June 18, 2002 TSX Venture Exchange trading symbol: TVS

The Company is continuing its efforts to renegotiate the VPOP line volume commitment made in October 2000 with its telephone carrier supplier (see note 10 in the Company's February, 2002 quarterly financial statements). As the Company was only able to act on a fraction of the acquisitions, which it expected at the end of 2000, the capacity that was contracted for then substantially exceeds its current requirements. Although some progress has been made, these negotiations have not been finalized.

We cannot be certain that these negotiations can be concluded on favorable terms, or at all. If we are unable to obtain sufficient reductions in these commitments, we could be forced to alter our business strategy, delay or abandon some of our expansion plans or sell assets. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Technovision is a Canadian company listed on the TSX Venture Exchange under the symbol TVS for more information visit www.tvs.net.

ON BEHALF OF THE BOARD OF DIRECTORS
TECHNOVISION SYSTEMS INC.

"William Spratt"

William Spratt, President

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

dlw 7/2